UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Black Box Corporation

(Name of Subject Company (Issuer))

Host Merger Sub Inc.

(Offeror)

a wholly owned subsidiary of

BBX Inc.

(Parent of Offeror (Other Person))

a wholly owned subsidiary of

BBX Main Inc.

(Other Person)

a wholly owned subsidiary of

AGC Networks Pte. Ltd.

(Other Person)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person)

COMMON STOCK, $0.001 PAR VALUE	091826107
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

AGC Networks Inc.

222 W. Las Colinas Blvd.

Suite 200, North Tower

Irving, TX 75039 USA

Telephone No.: (214) 258 1600

Facsimile No.: (214) 445 4099

Email: legal.us@agcnetworks.com

Attention: Mike Carney

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Alston & Bird LLP

1201 W. Peachtree Street, Suite 4900

Atlanta, Georgia 30309

Telephone No.: (404) 881-7758

Facsimile No.: (404) 253-8758

Email: Justin.howard@alston.com

Attention:    Justin R. Howard

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$16,456,522*	$1,994.53**

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by multiplying the offer price of $1.08 per share by 15,237,521 shares, which is the estimated maximum number of shares of Black Box Corporation (the “Shares”) that may be acquired in this tender offer (representing 15,237,521 shares of common stock, par value of $0.001 per share issued and outstanding, and excluding (i) 11,788,360 shares of common stock, $0.0001 par value per share of Black Box held in the Company’s treasury, (ii) 3,121,615 shares of Company Common Stock reserved for issuance under the Black Box stock plans in respect of outstanding and future awards, (iii) 2,696,340 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company’s stock options, (iv) 182,211 shares of Company Common Stock reserved for issuance under outstanding Company restricted unit awards and (v) 243,064 shares of Company Common Stock reserved for issuance under outstanding Company performance share awards (assuming target level of performance)). The foregoing share figures have been provided by the issuer to the offerors and are as of November 20, 2018, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and in accordance with the figure issued by the Securities and Exchange Commission effective October 1, 2018, by multiplying the Transaction Valuation by 0.0001212.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,994.53	Filing Party: AGC Networks Pte. Ltd.
Form or Registration No.: Schedule TO-T	Date Filed: November 21, 2018

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐going-private	transaction subject to Rule 13e-3.

☐amendment	to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on November 21, 2018, relating to the offer by Host Merger Sub Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of BBX Inc., a Delaware corporation (“BBX Intermediate”) and a wholly owned subsidiary of BBX Main Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of AGC Networks Pte Ltd., a private limited liability company organized and existing under the laws of Singapore (“AGC Networks,” and collectively with Purchaser, BBX Intermediate and Parent, the “Parent Entities”), to purchase any and all issued and outstanding shares of common stock, $0.001 par value per share, of Black Box Corporation, a Delaware corporation (“Black Box” or the “Company”), at a price of $1.08 per Share, net to the seller in cash, without interest thereon and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 21, 2018 (incorporated by reference in the Schedule TO as Exhibit (a)(1)(A)), as amended or supplemented from time to time, and in the related Letter of Transmittal (incorporated by reference in the Schedule TO as Exhibit (a)(1)(B)), as amended or supplemented from time to time.

Except to the extent amended and supplemented by this Amendment No. 1, the information in the Schedule TO remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 1 have the meanings ascribed to them in the Schedule TO.

Item 11.	Additional Information.

Section 15—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by adding the following text as new paragraphs at the end of the section under a new sub-heading “Litigation” under Section 15.

Litigation. On November 29, 2018, a purported stockholder filed a putative class action lawsuit in the Court of Common Pleas of Washington County, Pennsylvania, captioned Michael Wood v. Black Box Corporation, et al., Case No. 2018-6696 (PA Washington CT. C.P.) (the “Wood Complaint”). The Wood Complaint names the Company and the Company’s Board of Directors (the “Company Board”) as defendants. The Wood Complaint alleges that the Company Board violated fiduciary duties owed to the Company’s public shareholders, by, among other things, purportedly failing to obtain for the Company’s stockholders the highest value available for the Company in the marketplace. The Wood Complaint seeks, among other things, to enjoin the Merger Agreement and the Offer unless or until the Company adopts and implements a procedure or process to obtain the highest possible value in the best interests of the Company’ stockholders, or, alternatively, to recover damages if the Offer is consummated prior to the entry of the court’s final judgment. The Company has advised us that it believes that the action is without merit.

Also on November 29, 2018, a purported stockholder filed a putative class action lawsuit in the United States District Court for the District of Delaware, captioned Adam Franchi v. Black Box Corporation, et al., Case No. 1:18-cv-01890 (D. Del.) (the “Franchi Complaint”). The Franchi Complaint names the Company, the Company Board, and the Parent Entities as defendants. The Franchi Complaint alleges that the defendants violated federal securities laws by filing, or causing the Company to file, a Schedule 14D-9 Solicitation/Recommendation Statement in connection with the Transactions that omits purportedly material information. The Franchi Complaint seeks, among other things, to enjoin the closing of the Transactions or, alternatively, to recover damages if the Transactions close. The Company has advised us that it believes, and we believe, that the action is without merit.

On November 30, 2018, a purported stockholder filed a putative class action lawsuit in the United States District Court for the Central District of California, captioned James Adie v. Black Box Corporation, et al., Case No. 5:18-cv-02537 (C.D Cal.) (the “Adie Complaint”). The Adie Complaint names the Company and the Company Board as defendants. The Adie Complaint alleges that the defendants violated federal securities laws by filing, or causing the Company to file, a Schedule 14D-9 Solicitation/Recommendation Statement in connection with the Offer that omits purportedly material information. The Adie Complaint seeks, among other things, to enjoin the closing of the Offer unless and until the requested information is disclosed or, alternatively, to recover damages. The Company has advised us that it believes that the action is without merit.

If additional similar complaints are filed, absent new or different allegations that are material, we and the Company will not necessarily announce such additional filings.

Clause 2(e) of Section 13—“Conditions of the Offer” of the Offer to Purchase is hereby amended and restated in its entirety as follows: “The Merger Agreement has been terminated in accordance with its terms; or.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2018

AGC NETWORKS PTE LTD.

By:	/s/ Deepak Bansal
Name: Deepak Bansal
Title: Authorized Representative

By:	/s/ Sanjeev Verma
Name: Sanjeev Verma
Title: Authorized Representative

BBX MAIN INC.

By:	/s/ Michael Carney
Name: Michael Carney
Title: Secretary and Treasurer

BBX INC.

By:	/s/ Michael Carney
Name: Michael Carney
Title: Secretary and Treasurer

HOST MERGER SUB INC.

By:	/s/ Michael Carney
Name: Michael Carney
Title: Secretary and Treasurer